UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number: 000-19884

LEADING BRANDS, INC.
(Translation of registrant's name into English)

Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia V6G 2Z6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated September 16, 2005

99.2	Press Release dated October 11, 2005

99.3	Press Release dated October 4, 2005

99.4	Material Change Report dated September 12, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leading Brands, Inc.
(Registrant)

Date: October 11, 2005	By:	/s/ Marilyn Kerzner

Marilyn Kerzner
	Title:	Director of Corporate Affairs